Beacon's Board Rejects QXO's Unsolicited Tender Offer

Published 2/6/2025


AT BEACON,
WE BUILD VALUE.

Today we announced that our Board of Directors, after consultation with its independent financial and legal advisors, unanimously determined that QXO's offer to acquire Beacon for $124.25 per share significantly undervalues our Company and our future prospects for growth and value creation and is therefore not in the best interests of Beacon and our shareholders.

As a result, the Board strongly recommends that Beacon shareholders reject QXO's offer and not tender their shares.

You can read our press release here Beacon Roofing Supply, Inc. - Beacon Board of Directors Unanimously Rejects QXO's Unsolicited Tender Offer as well as visit www.BeaconBuildsValue.com for additional information.

Additional legal information can be found here: https://go.becn.com/legal